                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: BOARD OF DIRECTORS ILLUSTRATES PRELIMINARY RESULTS AT 31 DECEMBER 2011

TELECOM ITALIA GROUP PRELIMINARY RESULTS

►

CONSOLIDATED REVENUES: €29,958 MILLION (+8.7% COMPARED WITH 2010)

►

CONSOLIDATED EBITDA: €12,246 MILLION, UP €834 MILLION COMPARED WITH 2010 (+7.3%). IN Q4 2011 EBITDA INCREASED BY 4.6% (+€134 MILLION COMPARED WITH THE CORRESPONDING PERIOD OF 2010)

►

OPERATING FREE CASH FLOW CAME IN AT €5,767 MILLION (-€446 MILLION COMPARED WITH 2010, ESSENTIALLY DUE TO THE PURCHASE OF LTE FREQUENCIES FOR €1,223 MILLION)

►

ADJUSTED NET FINANCIAL POSITION: €30,414 MILLION, DOWN €1,054 MILLION ON 31 DECEMBER 2010 (€31,468 MILLION). WITHOUT THE IMPACT OF THE COST OF THE FREQUENCIES, NET FINANCIAL DEBT WOULD BE €29.2 BILLION

BERNABÈ: “IN A YEAR MARKED BY SLOWING GROWTH IN THE MAJOR ECONOMIES AND FEARS OF RECESSION IN THE MATURE ONES, THE COMPANY REACHED ALL ITS CONSOLIDATED 2011 GOALS IN TERMS OF STABILISING REVENUES, PROFITS AND OPERATING FREE CASH FLOW GENERATION.

EBITDA AND CONSOLIDATED REVENUES GREW, ABOVE ALL THANKS TO STRONGER RESULTS FROM ARGENTINA AND BRAZIL. ALSO IN ITALY, THE CONTINUED EFFORTS TOWARDS EFFICIENCY ALLOWED FOR AN IMPROVEMENT IN THE RESULTS DYNAMICS QUARTER OVER QUARTER, GENERATING THE FREE CASH FLOW NECESSARY TO REDUCE THE INDEBTEDNESS BY €1,054 MILLION NOTWITHSTANDING THE €1.2 BILLION INVESTMENT FOR THE ACQUISITION OF THE LTE FREQUENCIES.”

“IN LIGHT OF THE RECENT WORSENING OF THE MACROECONOMIC CLIMATE AND COHERENTLY WITH THE GOAL TO MAINTAIN THE TELECOM ITALIA CREDIT RATING, THE BOARD OF DIRECTORS’ MEETING TO APPROVE THE 2011 FINANCIAL STATEMENTS WILL PROPOSE TO THE SHAREHOLDERS THE DISTRIBUTION OF A DIVIDEND OF AROUND €900 MILLION. SUCH DIVIDEND POLICY CONTRIBUTES TO CONFIRMING THE PATH TOWARDS DEBT REDUCTION OUTLINED IN THE PREVIOUS BUSINESS PLAN. UPON REACHING OF THIS TARGET THE SHAREHOLDER REMUNERATION WILL RETURN TO GROW.”

The preliminary financial results of Telecom Italia Group and Telecom Italia S.p.A. for FY 2011 and the previous year provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

In 2011 Telecom Italia adopted the same accounting principles as those of the previous year.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; organic difference in revenues and EBITDA; accounting and adjusted net financial debt. The main effects of such measures are disclosed in the Appendix.

The preliminary results for FY 2011 have not been audited. Note that the Impairment test (IAS 36) on goodwill is still ongoing and will be completed for the Telecom Italia Consolidated and Separate Financial Statements at 31 December 2011,which approval by the Board is awaited on 29 March 2012.

THE MAIN VARIATIONS TO THE CONSOLIDATION AREA

Additions to the consolidation area:

►

TIM Fiber – Brazil: on 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively. The operation was carried out through the subsidiary TIM Celular S.A. – Brazil Business Unit.

►

4GH Group - Domestic: on 27 July 2011 the 4G Holding group (belonging to the Domestic Business Unit) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.. The acquisition of 4G Holding, with its 200 sales points in the major Italian shopping malls, will enable Telecom Italia to reinforce its positioning among specialist retailers of telephone devices and broaden its countrywide presence.

►

Sofora Group – Argentina: on 13 October 2010 Sofora – Telecom Argentina entered the consolidation area following the increase from 50% to 58% of Telecom Italia Group's stake in Sofora Telecomunicaciones S.A., the Telecom Argentina holding company. In 2011 further equity purchases were made raising the Group's economic interest in Telecom Argentina from 16.2% on 31 December 2010 to 22.7% on 31 December 2011.

Losses to the consolidation area:

►

Loquendo – Domestic: on 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation perimeter.

Milan, 24 February 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s preliminary Financial Statements at 31 December 2011 and the financial goals for 2012-2014.

Franco Bernabè said: “2011 was marked by the slowing of the faster growing economies and fears of recession in the more mature ones. Notwithstanding the macroeconomic difficulties, the company managed to reach all its consolidated 2011 goals in terms of stabilising revenues, profits and operating free cash flow generation. EBITDA and consolidated revenues both grew, above all thanks to stronger results from Argentina and Brazil. Also in Italy, the continued efforts towards efficiency allowed for an improvement in the results dynamics quarter over quarter, generating the free cash flow necessary to reduce the indebtedness by €1,054 million notwithstanding the €1.2 billion investment for the acquisition of the LTE frequencies.”

“The pursue of net financial debt reduction and repositioning in faster growing markets continue, both approaches designed to set the company back on the path to growth.” Bernabè concluded: “In light of the recent worsening of the macroeconomic climate and coherently with the goal to maintain the Telecom Italia credit rating, the Board of Directors’ meeting to approve the 2011 financial statements will propose to the shareholders the distribution of a dividend of around €900 million. Such dividend policy contributes to confirming the path towards debt reduction outlined in the previous business plan. Upon reaching of this target the shareholder remuneration will return to grow.”

TELECOM ITALIA GROUP PRELIMINARY RESULTS

Revenues in FY 2011 stood at €29,958 million, up 8.7% from €27,571 million in 2010 (+€2,387 million). In terms of organic variation, consolidated revenues grew by 2.7% (+€786 million).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of changes to the consolidation area (+€1,703 million), mainly due to the entry of the Argentina Business Unit, since 13 October 2010;

►

the effect of foreign exchange rate fluctuations (-€74 million, due to forex variations affecting the Brazil and Argentina Business Units of +€15 million and -€77 million respectively, and other Group companies for -€12 million);

►

other non organic revenues in FY 2010 of €28 million from the termination in Q2 2010 of the loyalty program “1001TIM” which had resulted in a posting of €35 million in revenues from bonus-points not used by the customer and previously deferred.

Revenues, broken down by business unit, are as follows:

(Euro mln.)	2011 Preliminary		2010		Change
		%		%	absolute	%	% organic

Domestic	19,033	63.5	20,068	72.8	(1,035)	(5.2)	(4.8)
Core Domestic	18,124	60.5	19,065	69.1	(941)	(4.9)	(4.8)
International Wholesale	1,393	4.6	1,569	5.7	(176)	(11.2)	(8.8)
Brazil	7,343	24.5	6,199	22.5	1,144	18.5	18.2
Argentina (*)	3,220	10.7	798	2.9	2,422		26.5
Media, Olivetti and Other Operations	583	1.9	713	2.6	(130)
Adjustments and eliminations	(221)	(0.6)	(207)	(0.8)	(14)
Total Consolidated	29,958	100.0	27,571	100.0	2,387	8.7	2.7

(*)

Entered the consolidation area on 13 October 2010.

EBITDA came to €12,246 million, up €834 million on 2010 (+7.3%), with EBITDA margin of 40.9% of revenues (41.4% in FY 2010). Although, in absolute terms, organic EBITDA remains in line the previous year (€12,339 million in 2011 and €12,335 million in 2010), consolidated organic EBITDA margin fell 1.1 percentage points in FY 2011 to 41.2% (42.3% in FY 2010). This was due to the greater incidence of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services. Q4 2011 organic EBITDA amounted to €3,105 million, up 3.3% on €3,006 million in Q4 2010.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(Euro mln.)	2011 Preliminary		2010		Change
		%		%	absolute	%	% organic

Domestic	9,243	75.4	9,393	82.3	(150)	(1.6)	(3.9)
% of Revenues	48.6		46.8		1.8) pp		0.5) pp
Brazil	1,990	16.3	1,801	15.8	189	10.5	10.7
% of Revenues	27.1		29.1		(2.0) pp		(1.9) pp
Argentina (*)	1,035	8.5	245	2.1	790		24.1
% of Revenues	32.2		30.6		1.6 pp		(0.7) pp
Media, Olivetti and Other Operations	(22)	(0.2)	(27)	(0.2)	5
Adjustments and eliminations	-	-	-	-	-
Total Consolidated	12,246	100.0	11,412	100.0	834	7.3	0.0
% of Revenues	40.9		41.4		(0.5) pp		(1.1) pp

(*)

Entered the consolidation area on 13 October 2010.

Capex amounted to €6,095 million, an increase of €1,512 million compared with FY 2010, due to the acquisition by the Domestic Business Unit of the rights to use 800 - 1800 -2600 MHz LTE (Long Term Evolution) frequencies for mobile broadband services, for a total €1,223 million; to the consolidation of the Argentina Business Unit for the full year (+€368 million, including a negative forex effect of €18 million); and to investments by the Brazil Business Unit (+€74 million, including a positive forex effect of €3 million).

Operating free cash flow amounted to €5,767 million, down €446 million compared with 2010, mainly due to the acquisition of the LTE frequencies (€1,223 million). Excluding the impact of this in 2011 and the payment in 2010 to the Revenue Agency for the Telecom Italia Sparkle case, operating free cash flow would show an improvement of €388 million, confirming the Group's strong and growing cash generation capability, thanks to the positive contribution of the Domestic and Brazil markets and to entry of the Argentina Business Unit into the consolidation area.

Adjusted net financial position at 31 December 2011 amounts to €30,414 million, down €1,054 million compared with 31 December 2010 (€31,468 million).

This reduction is even more significant bearing in mind that Q4 2011 saw the outgoing for the LTE frequency acquisition, without which the net financial position would be down by over 2 billion euro. More specifically, operating free cash flow, together with receipts of €464 million following the sale of stakes in EtecSA Cuba and Loquendo, and the effects of the TIM Participações S.A. capital increase (around €240 million, net of ancillary costs) amply covered the payment of dividends (€1,326 million, of which €1,183 million distribuited to the market by the Parent company), taxes (€1,381 million), the purchase of controlling stakes in two AES Atimus Group companies in Brazil (around €686 million) and the purchases of shares that raised the Telecom Italia Group's stake in Telecom Argentina in 2011 from 16.2% to 22.7%.

In Q4 2011 adjusted net financial position rose by €466 million. Positive operating free cash flow greatly reduced the impacts of tax payments, the acquisition of AES Atimus group companies in Brazil and the LTE frequency licenses in Italy.

The liquidity margin at 31 December 2011 stood at €14.7 billion, made up of €7.7 billion in cash and a further €7 billion in long term non-revocable credit lines (€6 billion maturing in 2014 and €1 billion in 2013), with no limits on their utilization. Given the difficult situation in the financial markets Telecom Italia Group has decided to take a more prudent approach and – at the end of FY 2011 – the Group’s cash margin alone is more than enough to meet its debt repayments for the next 24 months.

At 31 December 2011 Group headcount stood at 84,154 employees, of whom 56,878 in Italy (84,200 at the end of 2010, of which 58,045 in Italy).

***

BUSNESS UNIT PRELIMINARY RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

►

Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

►

Brazil Business Unit: refers to mobile (Tim Celular) and fixed-line (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

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Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile telecommunications (Telecom Personal in Argentina, and Núcleo in Paraguay);

►

Media Business Unit: includes TV network-related activities and operations;

►

Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products and IT services;

►

Other operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

2011 preliminary figures for Telecom Italia Media can be found in the press release issued on 21 February 2012, following the Company’s Board Meeting approval.

DOMESTIC

►

Domestic revenues amounted to €19,033 million, down 5.2% (-€1,035 million) compared with 2010. The organic change was -4.8%.

In detail:

Core Domestic Revenues

Core Domestic revenues stood at €18,124 million, down 4.9% (-€941 million) from 2010. The organic change was -4.8%.

The following highlights the performance of individual market segments as compared with 2010:

•

Consumer: the segment presents a fall in revenues of €522 million (-5.4%) compared with 2010. In organic terms the decline amounts to €487 million (-5.0%), confirming the recovery seen in the year compared with the same periods of 2010 (-0.4% in Q4 2011; -4.0% in Q3; -6.4% in Q2; -9.2% in Q1). Organic revenues do not include €35 million in Q2 2010 from the termination of the loyalty program “1001TIM” which had resulted in a posting of revenues from bonus-points not used by the customer and previously deferred. The organic decrease is entirely attributable to revenues from services (-€606 million, -6.4%). The contraction is attributable in particular to traditional voice services, both Mobile and Fixed-line, only partly offset by growth in Internet Mobile revenues (+€81 million, +17.8% compared with the previous year period; +28 million, + 22.6% in Q4 compared with the previous year period).

•

Business: this segment reported a fall in revenues in 2011 of -€242 million (-6.9%), showing slight improvement from the beginning of the year. The downturn primarily concerns the Mobile segment and traditional Fixed-line Voice services, attributable in particular to the erosion of the client base (-5.8% compared with 2010).

•

Top: the segment reported a drop in revenues in 2011 of €189 million compared with 2010          (-5.4%). The downturn was mainly due to revenues from services (-144 million, -4.8%), in particular due to a contraction in Fixed-line Voice revenues and lower revenues in Mobile Voice, only partly offset by growth in the ICT fixed-line segment.

•

National Wholesale: the increase in revenues (+€27 million, +1.3%) was driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In 2011 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,393 million, down €176 million (-11.2%; -8.8% in organic terms) compared with 2010. This was almost entirely attributable to voice services (-€167 million; -14.8%), affected by sharp pricing pressures owing to the competitiveness of the market and by rationalization measures based on a more selective customer portfolio and traffic strategy, though without significant impact on the margin. We also note that 2010 revenues included €29 million generated by the subsidiary Elettra which was sold in September 2010.

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

Revenues amounted to €13,542 million, down €574 million on the previous year (-4.1%; -3.8% in organic terms of which -3.5% in revenues from services). The slowdown is explained by the contraction in retail accesses (14.7 million lines at 31 December 2011, -4.6% compared with 2010), though this trend is showing signs of slowing – thanks to commercial strategies aimed at customer retention and recovery – despite general market weakness. Revenues from BroadBand services meanwhile held firm thanks to a customer portfolio that remains more or less stable in a fiercely competitive environment.

The total BroadBand portfolio amounted to 9.1 million accesses (+31,000 compared to 31 December 2010), of which 7.1 million Retail lines, with a market share of 53% (-1.8 percentage points compared with December 2010) and 2 million Wholesale accesses.

Revenue trends in the main business areas are as follows:

	2011 Preliminary		2010		Change
(Euro mln.)%			%		absolute	%

Retail Voice	5,681	41.9	6,133	43.4	(452)	(7.4)
Internet	1,689	12.5	1,751	12.4	(62)	(3.5)
Business Data	1,617	11.9	1,655	11.7	(38)	(2.3)
Wholesale	4,155	30.7	4,171	29.5	(16)	(0.4)
Others	400	3.0	406	3.0	(6)	(1.5)
Total Fixed-Line Telecommunications Revenues	13,542	100.0	14,116	100.0	(574)	(4.1)

Mobile Telecommunications Revenues

Revenues amounted to €7,114 million, down €578 million (-7.5%; -7.1% in organic terms), in steady improvement with respect to the same periods of 2010 (-2.2% in Q4 2011; -6.5% in Q3; -7.6% in Q2 and

-12% in Q1). In revenues from services the variation in organic terms compared with 2010 is -8.7% (-7.1% in Q4 2011 from the same period of 2010; -7.5% in Q3; -8.7% in Q2 and -11.7% in Q1).

The Mobile segment - still contracting in terms of revenues - continues to show structural improvement in sales performance, demonstrating the value of the repositioning strategy: the client base stands at around 32.2 million, up 1.2 million lines since the end of 2010, largely thanks to greater customer acquisition and stable churn (21.9%, compared with 22.0% in 2010).

Revenue trends in the main business areas are as follows:

	2011 Preliminary		2010		Change
(Euro mln.)%			%		absolute	%

Outgoing voice	3,600	50.6	4,033	52.4	(433)	(10.7)
Incoming voice	1,117	15.7	1,358	17.7	(241)	(17.7)
VAS	2,038	28.6	2,045	26.6	(7)	(0.3)
Handsets	359	5.1	256	3.3	103	40.2
Total Mobile Telecommunications Revenues	7,114	100.0	7,692	100.0	(578)	(7.5)

►

EBITDA for the Domestic Business Unit amounted to €9,243 million, down €150 million from 2010 (-1.6%). The EBITDA margin was 48.6%, up 1.8 percentage points from the same period in 2010. This result was affected by the contraction in revenues, partly recovered by a selective control of fixed costs which has led to significant cost containment and reduction.

►

Organic EBITDA came to €9,351 million, (-€376 million, -3.9% compared with 2010), with EBITDA margin at 49.1% of revenues, higher than 2010 (+0.5 percentage points).

►

Capex came to €4,200 million, an increase of €1,094 million compared with FY 2010. This was mainly attributable to the acquisition of LTE frequencies (€1,223 million), following the Ministry of Economic Development competitive bidding procedure in the second half of the year. The frequencies, formally awarded by the Ministry on 3 October 2011, were assigned in February 2012.

►

The headcount came to 55,389 employees, 1,141 fewer than on 31 December 2010.

BRAZIL (average real/euro exchange rate 2.32669)

Revenues of Tim Brasil Group in FY 2011 came to 17,086 million reais, 2,629 million reais higher (+18.2%) than in 2010. Revenues from services grew to reach 15,353 million reais, up from 13,571 million reais in 2010 (+13.1%). Revenues from product sales rose from 886 million reais in 2010 to 1,733 million reais in 2011 (+95.6%), reflecting the company's strategy of market penetration with high-end smartphones/webphones as a lever to grow mobile data services.

ARPU (Average Revenue Per User) stood at 21.4 reais in FY 2011 compared with 23.7 reais in FY 2010. The total number of lines at 31 December 2011 was 64.1 million, 25.6% higher than on 31 December 2010, representing a 26.5% market share.

EBITDA amounted to 4,631 million reais, up 430 million reais from FY 2010 (+10.2%); the growth in operating margin together with higher revenues was also flanked by operational efficiencies in costs, personnel and the management of commercial borrowing.

EBITDA margin was 27.1%, 2 percentage points lower than 2010. This result comes as a consequence of the aforementioned smartphone/webphone penetration strategy, and balanced by operational efficiency in production and personnel costs.

Compared to FY2010, the organic change in EBITDA amounted to +448 million reais, with the EBITDA margin standing at 27.2% (29.1% in 2010).

Capex in 2011 came to 3,002 million reais, up 166 million reais compared with 2010. The new commercial strategy’s success has implied a progressive reduction of the capitalized component of the client acquisition costs and an increase in network infrastructure investments necessary to support the development of voice and data traffic.

The headcount at 31 December 2011 stood at 10,539 employees (10,114 at 31 December 2010).

We note finally that on October 2011 TIM Brasil completed a major acquisition of controlling stakes in two AES Atimus companies currently renamed as TIM Fiber RJ and TIM Fiber SP, which will operate as providers of residential broadband services.

ARGENTINA (average real/euro exchange rate 5.74419)

The figures for Argentina BU are consolidated within Telecom Italia Group from the date of purchase of control (13 October 2010). In order to give a clearer picture of the BU's performance, we have provided key figures for FY 2011 together with reclassified figures for the whole of FY 2010, for purely information (illustrative and comparative) purposes.

2011 revenues came to 18,496 million pesos, an increase of 3,869 million pesos (+26.5%) compared with 2010 (14,627 million pesos) thanks to growth of the Broadband and Mobile client base, as well as ARPU.

The main revenue source for the Argentina Business Unit is mobile telephony which grew by more than 32% on the previous year and delivers 71% of the BU's consolidated revenues.

EBITDA rose by 1,154 million pesos to reach 5.947 million pesos, +24.1% compared with 2010. The EBITDA margin was 32.2%, 0.6 percentage points less than in FY 2010, mainly due to the higher incidence of purchases of materials and services and labour costs.

Capex stood at 3,192 million pesos, up 24.8% on the previous year. This includes 746 million pesos in subscriber acquisition costs through subscription contracts with lock-in periods of 18 months for mobile customers and 12 months for BroadBand customers (551 million pesos in FY 2010).

The headcount at 31 December 2011 stood at 16,350 employees (15,650 at 31 December 2010).

OLIVETTI

The market conditions in which Olivetti operates were particularly negative for the third year running and the worsening of the macroeconomic picture in Italy and Europe led to a sharp fall in Italian ICT spending in 2011.

2011 revenues amounted to €343 million (-€48 million compared with 2010, also due to a negative forex effect of €3 million).

EBITDA was a negative €35 million, €16 million lower than 2010 (-€19 million in organic terms).

Capex in 2011 came to €5 million, unchanged on the previous year.

The headcount at 31 December 2011 stood at 1,075 employees, 984 in Italy and 91 overseas (1,090 at the end of 2010).

***

PRELIMINARY RESULTS OF TELECOM TALIA S.p.A.

Revenues amounted to €18,045 million, down €940 million (-5.0%) from FY 10. The organic variation in revenues is -5.1%.

This is due to the physiological decline in revenues from traditional businesses in the Consumer (-5.4%), Business (-6.9%) and in the Top (-5.4%) segments. However, positive trends were seen in product sales and revenues from new services such as Broadband (mobile) in the Consumer segment.

The National Wholesale segment recorded an increase in revenues of 1.3% driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

EBITDA amounted to €9,000 million, down €89 million (-1%) from 2010. The organic change in EBITDA was a negative 3.3% (-€315 million). The EBITDA margin grew to 49.9% (47.9% in 2010); in organic terms the EBITDA margin stood at 50.5% of revenues (49.5% in 2010).

***

The manager responsible for preparing the company's financial statements, Andrea Mangoni, declares under comma 2 of Article 154-(ii) of the Finance Consolidation Act that the information presented in this press release corresponds to the results documented in the company accounts and balance sheets.

***

The preliminary 2011 results and 2012-2014 financial goals will be illustrated to the financial community during a conference call scheduled for 10:00 am (Italian time) today, 24 February 2012. Journalists may listen to the conference call, without asking questions, by calling: + 39 06 33168. A slide presentation with audio streaming will be available at www.telecomitalia.com/FY2011preliminary/eng.

Those unable to connect live may follow the presentation until 2 March 2012 by calling: +39 06 334843 (access code 393026#). Please call +39 06 69657367 or +39 06 334844 if you experience any problems connecting.

Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA:  this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. This measure is calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Caption in Group consolidated financial statements only.

•

Organic change in Revenues and EBITDA:  these measures express changes (amount and/or percentage) in Revenues and EBITDA, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for  a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent .

The organic change in Revenues and EBITDA is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the years 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half- Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) the measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

TELECOMITALIA GROUP–KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA GROUP - HIGHLIGHTS

(millions of euros)	2011 Preliminary	2010	Change (a-b)
	(a)	(b)	absolute	%	% organic

Revenues	29,958	27,571	2,387	8.7	2.7
EBITDA	12,246	11,412	834	7.3	0.0
EBITDA margin	40.9%	41.4%	(0.5)pp
Organic EBITDA margin	41.2%	42.3%	(1.1)pp
Capital expenditures	6,095	4,583	1,512
Operating Free Cash Flow	5,767	6,213	(446)
Adjusted net financial debt	30,414	31,468	(1,054)
Headcount at year-end (number)	84,154	84,200	(46)

TELECOM ITALIA S.p.A. – KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA S.p.A. - HIGHLIGHTS

(millions of euros)	2011 Preliminary	2010	Change (a-b)
	(a)	(b)	absolute	%	% organic

Revenues	18,045	18,985	(940)	(5.0)	(5.1)
EBITDA	9,000	9,089	(89)	(1.0)	(3.3)
EBITDA margin	49.9%	47.9%	2.0 pp
Organic EBITDA margin	50.5%	49.5%	1.0 pp
Capital expenditures	4,122	3,018	1,104
Adjusted net financial debt	34,883	35,540	(657)
Headcount at year-end (number)	47,801	49,636	(1,835)

TELECOMITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2011 Preliminary	2010		Change
			absolute	%	% organic

Revenues	19,033	20,068	(1,035)	(5.2)	(4.8)
EBITDA	9,243	9,393	(150)	(1.6)	(3.9)
EBITDA margin %	48.6	46.8		1.8pp	0.5pp
Capital expenditures	4,200	3,106	1,094	35.2
Headcount at year-end (number)	55,389	56,530	1,141	(2.0)

Core Domestic

(millions of euros)	2011 Preliminary	2010	Change
			absolute	%	% organic

Revenues	18,124	19,065	(941)	(4.9)	(4.8)
Consumer	9,217	9,739	(522)	(5.4)	(5.0)
Business	3,267	3,509	(242)	(6.9)	(6.9)
Top	3,322	3,511	(189)	(5.4)	(5.4)
National Wholesale	2,103	2,076	27	1.3	1.0
Other	215	230	(15)	(6.5)	(4.4)
EBITDA	9,009	9,104	(95)	(1.0)	(3.4)
EBITDA margin %	49.7	47.8		1.9pp	0.7pp
Capital expenditures	4,124	3,027	1,097	36.2
Headcount at year-end (number)	54,380	55,475	(1,095)	(2.0)

International Wholesale

(millions of euros)	2011 Preliminary	2010	Change
			absolute	%	% organic

Revenues	1,393	1,569	(176)	(11.2)	(8.8)
Of which third parties	960	1,099	(139)	(12.6)	(7.8)
EBITDA	246	300	(54)	(18.0)	(17.7)
EBITDA margin %	17.7	19.1		(1.4)pp	(1.9)pp
Capital expenditures	76	82	(6)	(7.3)
Headcount at year-end (number)	1,009	1,055	(46)	(4.4)

DOMESTIC–Revenues details fixed lines/mobile

(millions of euros)	2011 Preliminary			2010			Change%
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	9,217	4,410	4,973	9,739	4,674	5,275	(5.4)	(5.6)	(5.7)
Business	3,267	2,182	1,126	3,509	2,336	1,220	(6.9)	(6.6)	(7.7)
Top	3,322	2,585	826	3,511	2,724	887	(5.4)	(5.1)	(6.9)
National Wholesale	2,103	3,028	154	2,076	2,934	234	1.3	3.2	(34.2)
Other	215	220	35	230	201	76	(6.5)	9.5	(53.9)
Total Core Domestic	18,124	12,425	7,114	19,065	12,869	7,692	(4.9)	(3.5)	(7.5)
International Wholesale	1,393	1,393		1,569	1,569		(11.2)	(11.2)
Eliminations	(484)	(276)		(566)	(322)
Total Domestic	19,033	13,542	7,114	20,068	14,116	7,692	(5.2)	(4.1)	(7.5)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

***

BRAZIL

	(million of euros)	(million of reais)			Changes
	2011 Preliminary (a)	2010 (b)	2011 Preliminary (c)	2010 (d)	absolute (c-d)	% (c-d)/d	% organic

Revenues	7,343	6,199	17,086	14,457	2,629	18.2	18.2
EBITDA	1,990	1,801	4,631	4,201	430	10.2	10.7
EBITDA margin %	27.1	29.1	27.1	29.1		(2.0)pp	(1.9)pp
Capital expenditures	1,290	1,216	3,002	2,836	166	5.9
Headcount at year-end (number)			10,539	10,114	425	4.2

***

ARGENTINA

The following table reports the main results achieved by the Argentina Business Unit in 2011 and, for 2010, starting from the acquisition date of control by the Telecom Italia Group (October 13, 2010).

                                                                                            (million of euros)       (million of pesos)            (million of euros)          (million of pesos)

	2011 Preliminary			Period from October 13, 2010 to December 31, 2010

Revenues	3,220	18,496		798	4,142
EBITDA	1,035	5,947		245	1,269
EBITDA margin %	32.2	32.2		30.6	30.6
Capital expenditures	556	3,192		188	975
Headcount at year-end (number) (*)		16,350			15,650

(*) Includes employees with temp work contracts: 1 at  December 31,2011 and 18 at December 31,2010.

For a better understanding of the performance of the Argentina Business Unit, the following table presents the main results achieved for the full year 2011 compared to those of 2010. The 2010 data has been restated and provided solely for information purposes (illustrative and comparative), being included in the consolidated results of the Telecom Italia Group starting from the acquisition date of control.

	(million of euros)		(million of pesos) Change
	2011 Preliminary (a)	2010 (b)	2011 Preliminary (c)	2010 (d)	absolute (c-d)	% (c-d)/d

Revenues	3,220	2,820	18,496	14,627	3,869	26.5
EBITDA	1,035	924	5,947	4,793	1,154	24.1
EBITDA margin %	32.2	32.8	32.2	32.8		(0.6)pp
Capital expenditures	556	493	3,192	2,558	634	24.8
Headcount at year-end (number) (*)			16,350	15,650	700	4.5

 (*) Includes employees with temp work contracts: 1 at  December 31,2011 and 18 at December 31,2010.

                                                                                                                      ***

OLIVETTI

(millions of euros)	2011 Preliminary	2010	Change
			absolute	%

Revenues	343	391	(48)	(12.3)
EBITDA	(35)	(19)	(16)	(84.2)
EBITDA margin %	(10.2)	(4.9)
Capital expenditures	5	5
Headcount at year-end (number)	1,075	1,090	(15)	(1.4)

***

TELECOMITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA

TELECOM ITALIA GROUP – NET OPERATING FREE CASH FLOW

Net operating free cash flow

(millions of euros)	Year 2011 Preliminary	Year 2010	Change

EBITDA	12,246	11,412	834
Capital expenditures on an accrual basis	(6,095)	(4,583)	(1,512)
Change in net operating working capital	(100)	(223)	123
Change in provisions for employees benefits	(250)	73	(323)
Change in operating provisions and Other changes	(34)	(466)	432
Net operating free cash flow	5,767	6,213	(446)

TELECOMITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	12/31/2011 Preliminary	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,478	24,589	(111)
Amounts due to banks, other financial payables and liabilities	10,078	8,317	1,761
Finance lease liabilities	1,304	1,442	(138)
	35,860	34,348	1,512
Current financial liabilities(*)
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,951	1,661	290
Finance lease liabilities	245	232	13
	6,091	6,882	(791)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	41,951	41,230	721
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(2,937)	(1,850)	(1,087)
	(2,949)	(1,863)	(1,086)
Current financial assets
Securities other than investments	(1,007)	(1,316)	309
Financial receivables and other current financial assets	(462)	(438)	(24)
Cash and cash equivalents	(6,714)	(5,526)	(1,188)
	(8,183)	(7,280)	(903)
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(11,132)	(9,143)	(1,989)
Net financial debt carrying amount	30,819	32,087	(1,268)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(405)	(619)	214
Adjusted net financial debt	30,414	31,468	(1,054)
Breakdown as follows:
Total adjusted gross financial debt	39,382	39,383	(1)
Total adjusted financial assets	(8,968)	(7,915)	(1,053)
(*)of which current portion of medium/long-term debt:
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,064	919	145
Finance lease liabilities	245	232	13

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 24th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager